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Exhibit 99.3

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following provides management's discussion and analysis ("MD&A") of DragonWave Inc.'s consolidated results of operations and financial condition for the three month and six months ended August 31, 2012. This MD&A is dated October 10, 2012 and should be read in conjunction with our unaudited consolidated interim financial statements and corresponding notes for the three and six months ended August 31, 2012 and the Annual Information Form for the year ended February 29, 2012 (the "AIF") which is available at www.sedar.com (SEDAR) and www.sec.gov/edgar/searchedgar/companysearch.html (EDGAR) as an exhibit to our Annual Report on Form 40-F for the year ended February 29, 2012.

        The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP) and are reported in US dollars ("USD"). The information contained herein is dated as of October 10, 2012 and is current to that date, unless otherwise stated. Our fiscal year commences March 1 of each year and ends on the last day of February of the following year.

        In this document, "we", "us", "our", "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its direct and indirect subsidiaries. The content of this MD&A has been approved by our Board of Directors, on the recommendation of its Audit Committee.

        Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in US dollars.

Forward-Looking Statements

        This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and US securities laws. All statements in this MD&A, other than statements that are reporting results or statements of historical fact, are forward-looking statements which involve assumptions and describe our future plans, strategies and expectations. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations of these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding: our strategic plans and objectives; growth strategy; customer diversification and expansion initiatives; and our expectations with respect to the results of the acquisition by us of the microwave transport business of Nokia Siemens Networks ("NSN"). There can be no assurance that forward-looking statements will prove to be accurate and actual results or outcomes could differ materially from those expressed or implied in such statements. Important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements are discussed in this MD&A under the heading "Risks and Uncertainties". Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this MD&A and the Company does not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Risks and Uncertainties

        Our financial performance, achievements and results may be impacted by risks and uncertainties related to our business. These risks and uncertainties include, but are not limited to the following:

  •
  ability to successfully complete and integrate acquisitions of products or businesses, including the microwave transport business acquired from NSN, into our existing product lines and businesses and other risks associated with acquisitions;

  •
  dependence on the development and growth of the market for high-capacity wireless communications services;

  •
  reliance on a small number of customers for a large percentage of revenue;

  •
  intense competition from several competitors;

  •
  competition from indirect competitors;

  •
  a history of losses;

  •
  dependence on the ability to develop new products and enhance existing products;

  •
  our ability to successfully manage growth;

  •
  dependence on establishing and maintaining relationships with channel partners;

  •
  quarterly revenue and operating results which are difficult to predict and can fluctuate substantially;

  •
  the impact of the general economic downturn on our customers;

  •
  disruption resulting from economic and geopolitical uncertainty;

  •
  currency fluctuations;

  •
  exposure to credit risk for accounts receivable;

  •
  pressure on our pricing models from existing and potential customers and as a result of competition;

  •
  the allocation of radio spectrum and regulatory approvals for our products;

  •
  our customers' ability to secure a license for applicable radio spectrum;

  •
  changes in government regulation or industry standards that may limit the potential market for our products;

  •
  risks and expenses associated with our common shares and being a public company;

  •
  reliance on suppliers, including outsourced manufacturing, R&D service providers and third party component suppliers;

  •
  our ability to manage risks related to increasingly complex engagements with channel partners and end-customers;

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;

  •
  risks associated with software licensed by us;

  •
  a change in our tax status or assessment by domestic or foreign tax authorities;

  •
  a lengthy and variable sales cycle;

  •
  dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel;

  •
  exposure to risks resulting from international sales and operations, including the requirement to comply with export control and economic sanctions laws;

  •
  product defects, product liability claims, or health and safety risks relating to wireless products; and

  •
  risks associated with possible loss of our foreign private issuer status.

        The risks and uncertainties listed above, and the impact of those risks and uncertainties materializing, may be materially increased by the completion, on June 1, 2012, of the acquisition by us of the microwave transport business of NSN (the "NSN Acquisition"). In particular, material risks and uncertainties following the NSN Acquisition include, without limitation:

  •
  reliance on NSN for a large percentage of our revenues;

  •
  increased cash requirements to fund acquired operations, and associated requirements to comply with debt financing covenants with our lenders, which should be understood in light of our history of losses noted above;

  •
  increased exposure to global currency fluctuations;

  •
  increased regulatory compliance obligations; and

  •
  risks associated with acquisitions generally as detailed in our most recently filed Annual Information Form.

        Forward-looking statements relating to the NSN Acquisition are also based on certain assumptions, including the parties' beliefs regarding the industry and markets in which the parties operate; and expectations regarding potential synergies and prospects for the business. The NSN Acquisition is subject to risks, including: that expected synergies will not materialize; that unexpected costs will be incurred to integrate the business; or that end-customer demand will not meet expectations. Other risks relating to NSN, identified by Nokia Corporation, its controlling parent, are set out in Nokia Corporation's annual report on Form 20-F for the year ended December 31, 2011 under item 3D "Risk Factors".

        Although we have attempted to identify important factors that could cause our actual results to differ materially from our expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Recent unprecedented events in global financial and credit markets have resulted in high market price volatility and contraction in credit markets. These on-going events could impact forward-looking statements contained in this MD&A in an unpredictable and possibly detrimental manner. In light of these risks, uncertainties and assumptions, any forward-looking events described in this MD&A might not occur or might not occur when stated.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED FINANCIAL INFORMATION:

	Three Months Ended			Six Months Ended
	August 31, 2012	August 31, 2011	August 31, 2010	August 31, 2012	August 31, 2011	August 31, 2010
REVENUE	44,157	13,627	27,171	57,131	24,676	75,897
Cost of sales	37,414	7,852	15,219	46,255	14,257	42,714

Gross profit	6,743	5,775	11,952	10,876	10,419	33,183

	15.3%	42.4%	44.0%	19.0%	42.2%	43.7%
EXPENSES
Research and development	12,139	6,105	3,668	16,538	12,371	8,299
Selling and marketing	4,357	3,849	4,460	8,015	7,929	8,589
General and administrative	8,513	3,717	2,585	13,783	7,680	5,145
Government assistance	—	(287)	—	—	(637)	—

	25,009	13,384	10,713	38,336	27,343	22,033

Income (loss) before amortization of intangible assets and other items	(18,266)	(7,609)	1,239	(27,460)	(16,924)	11,150
Amortization of intangible assets	(1,199)	(622)	(87)	(1,741)	(1,209)	(169)
Accretion expense	(30)	(276)	—	(52)	(552)	—
Restructuring expense	—	—	—	(798)	—
Interest income	(740)	127	76	(711)	211	108
Investment gain	—	(19)	62	—	20	13
Impairment of intangible assets	(1,148)	(8,315)	—	(4,017)	(8,315)	—
Gain on change in estimate of contingent liabilities	352	13,161	—	1,542	13,161	—
Gain on purchase of assets	19,397	—	—	19,397	—	—
Foreign exchange gain (loss)	462	(36)	69	(541)	84	186

Net Income (Loss)	(1,172)	(3,589)	1,359	(14,381)	(13,524)	11,288
Income tax expense	—	(1,310)	126	(572)	(1,301)	357

Net Income (Loss)	(1,172)	(2,279)	1,233	(13,809)	(12,223)	10,931
Net loss attributable to non-controlling interest	50	73	—	108	127	—

Net Income (Loss) applicable to Shareholders	(1,122)	(2,206)	1,233	(13,701)	(12,096)	10,931

Basic income (loss) per share	(0.03)	(0.06)	0.03	(0.37)	(0.34)	0.30
Diluted income (loss) per share	(0.03)	(0.06)	0.03	(0.37)	(0.34)	0.29
Basic weighted average shares outstanding	37,992,859	35,494,976	35,978,213	36,962,103	35,462,012	36,447,553
Diluted weighted average shares outstanding	37,992,859	35,494,976	36,690,926	36,962,103	35,462,012	37,345,767

        The changes in the results between fiscal years 2013, 2012 and 2011 can be attributed to a number of factors including:

  1)
  The revenue growth between fiscal year 2012 and fiscal year 2013 relates to the NSN Acquisition. Fiscal 2011 included sales to a US based national carrier; sales to this carrier have decreased significantly in the intervening period.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  2)
  Gross profit was impacted in the second quarter of fiscal 2013 by the predominance of Original Equipment Manufacturer (OEM) related revenues, and the inclusion of an inventory provision against two different fusion products for $2.6 million which had a 6% impact on gross margin in the quarter. Excluding the fusion provision, the margin for the second quarter of fiscal 2012 would have been 21%.

  3)
  Operating expenses fluctuated between the three periods as a result of the following factors: (i) the transition and integration expenses related to the NSN Acquisition are included in fiscal 2013 but not in the prior period and (ii) the expenses associated with our Israeli office (Axerra) were not included in the second quarter of fiscal year 2011.

Consolidated Balance Sheet Data:

	As at August 31, 2012	As at February 29, 2012
Assets:
Cash and cash equivalents	43,586	52,798
Restricted cash	393	177

Cash	43,979	52,975

Trade receivables	32,328	9,850
Inventory	31,116	27,043
Other Assets	18,860	5,570

Total Current Assets	126,283	95,438

Long Term Assets	37,816	24,683

Total Assets	164,099	120,121

Liabilities:
Accounts Payable & Accrued Liabilities	45,843	12,720
Other Short Term Liabilities	5,147	2,979

Total Short Term Liabilities	50,990	15,699

Long Term Liabilities	17,080	2,355

Total liabilities	68,070	18,054

Total equity	96,029	102,067

Total Liabilities and Shareholders' equity	164,099	120,121

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recent eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as our audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes thereto.

        Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results relate to the project nature of the network installations of our end-customers. In addition, results may vary as a result of the timing of staffing, infrastructure additions required to support growth, and material costs required to support design initiatives. Operating results may not follow past trends for other reasons, including the repercussions of our strategic decisions with respect to, among other things, acquisitions of complementary products or businesses.

	FY11		FY12				FY13
	Nov 30 2010	Feb 28 2011	May 31 2011	Aug 31 2011	Nov 30 2011	Feb 29 2012	May 31 2012	Aug 31 2012

Revenue	27,008	15,105	11,049	13,627	11,830	9,150	12,974	44,157
Gross Profit	12,959	4,408	4,644	5,775	4,838	1,144	4,133	6,743
Gross Profit %	48%	29%	42%	42%	41%	13%	32%	15%
Operating Expenses	12,448	13,104	13,959	13,384	13,893	13,720	13,327	25,009
Income (loss) before amortization of intangibles and other items	511	(9,315)	(9,315)	(7,609)	(9,055)	(12,576)	(9,194)	(18,266)
Net income (loss) for the period	(42)	(8,882)	(9,944)	(2,279)	(8,058)	(13,415)	(12,637)	(1,172)
Net income (loss) per share
Basic	(0.00)	(0.25)	(0.28)	(0.06)	(0.23)	(0.38)	(0.35)	(0.03)
Diluted	(0.00)	(0.25)	(0.28)	(0.06)	(0.23)	(0.38)	(0.35)	(0.03)
Weighted average number of shares outstanding
Basic	35,125,724	35,208,606	35,429,049	35,494,976	35,542,247	35,573,810	35,931,347	37,992,859
Diluted	35,125,724	35,208,606	35,429,049	35,494,976	35,542,247	35,573,810	35,931,347	37,992,859
Total Assets	178,553	170,580	162,426	145,948	134,128	120,121	109,616	164,099

RESULTS OF OPERATIONS

Overview

        DragonWave is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. Our carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of our products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The key messages surrounding our results of operations for the second quarter of fiscal 2013 when comparing those results to the second quarter in the previous fiscal year include the following:

  •
  Revenue increased by $30.5 million between the second quarter of fiscal 2013 and the second quarter in the previous fiscal year. The primary factors contributing to the revenue changes are:

  •
  A $32.3 million increase in sales through the new NSN OEM sales channel.

  •
  An increase in sales through other OEM channels of $2.2 million.

  •
  A decrease in sales to a North American based national carrier of $3.8 million.

  •
  Changes in revenue driven by the timing of installations across a number of customers in Europe, the Middle East and North America. The net impact of these changes was a reduction in revenue of $0.2 million.

  •
  Gross profit percentage decreased from 42% to 15% as a result of the dramatic change in the percentage of our sales through OEM channels and the inclusion of an inventory provision in the second quarter of fiscal 2013 in the amount of $2.6 million. Excluding the inventory provision the second quarter fiscal year 2013 gross profit percentage was 21%.

  •
  Operating expenses increased by $11.6 million for the second quarter of fiscal year 2013 when compared to the second quarter of 2012. The key factors contributing to the changes are noted below:

Variances are expressed in USD Millions	Q2 FY2013 vs. Q2 FY2012
Significant Factors:
NSN Services (Italy, China & Transition Services Agreement)	9.2
Acquisition related closing fees	1.2
Amortization of lease holiday asset	1.0
Depreciation costs on acquired assets	0.9
Variable Compensation	0.6
Travel & Training	0.6
OCS Funding in Israel	0.3
Materials for prototypes	0.2
Compensation Costs—Staff reductions	(2.4)

11.6

  •
  A one-time gain of $19.4 million in the three months ended August 31, 2012 due to the difference between the cumulative tangible and intangible net assets and the purchase price.

  •
  Amortization associated with both Axerra and NSN Acquisition related intangibles, software and changes in estimates associated with intangibles and contingent liabilities resulted in further non-cash expenses on the profit and loss statement of $2.0 million.

  •
  Interest expenses related to the debt decreased earnings by $0.7 million.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  The increase in the value of the Euro relative to the USD, combined with the unrealized gain calculated on our forward foreign exchange contracts, resulted in a translation gain of $0.5 million.

  •
  As a result of the factors described above, we incurred a net loss applicable to shareholders of $1.1 million in the three months ended August 31, 2012.

  •
  Cash (including cash and cash equivalents, short term investments and restricted cash) increased by $1.3 million in the second quarter of fiscal 2013 resulting in an ending cash balance of $44.0 million.

Our Priorities:

        Our predominant focus in the second quarter of fiscal 2013 centered on the integration of NSN's microwave transport business and the reduction in costs and realignment of resources necessary for the long term health of our overall business.

  Acquisition of NSN's Microwave Transport Business

        This section includes forward-looking statements related to the NSN Acquisition. See "Forward-Looking Statements" and "Risks and Uncertainties."

        On June 1, 2012 we announced the closing of the acquisition of NSN's microwave transport business, including its associated operational support system (OSS) and related support functions. The acquisition was effected pursuant to the Amended and Restated Master Acquisition Agreement between DragonWave Inc., its wholly-owned subsidiary DragonWave S.à r.l. and NSN dated May 3, 2012.

        NSN retains responsibility for its existing solution sales and associated services for microwave transport, while DragonWave is responsible for the microwave transport product line, including research and development ("R&D"), product management and operations functions. NSN will continue to provide R&D and other support to the business through a services arrangement.

        As part of the acquisition, we are now the preferred strategic supplier of packet microwave and related products to NSN and the two companies will jointly coordinate technology development activities. Under the terms of our agreements with NSN, we will continue the support and development of the acquired products, which will be sold via NSN through its existing channels as part of its end-to-end mobile broadband solution set and directly through our existing channels.

        The purchase price consists of the following components: a) $12.7 million cash delivered on closing (paid in Euros); b) 2,000,978 common shares delivered on closing with a fair value of $5.3 million which reflects that NSN is subject to a lock-up provision restricting sale or disposition of the shares, subject to certain exceptions; c) other consideration deferred for specific tangible assets; d) a contingent receivable based on business performance in the twelve months following closing.

        We allocated $12.5 million to intangible assets, including customer relationships and developed technology based on their fair values at the date of purchase. These intangible assets are being amortized over their estimated useful lives of three and six years, respectively. The useful lives of the intangible assets were determined as the period of time over which the assets are anticipated to contribute to our future cash flows. None of the intangible assets are deductible for tax purposes.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        We recognized a one-time gain in the three and six months ended August 31, 2012 due to the difference between the cumulative tangible and intangible net assets and the purchase price.

        The primary rationale for the NSN Acquisition is the strategic position it provides with NSN which is intended to position us for future growth. In addition, the transaction enabled the acquisition of a technology suite backed by service and support further bolstering our ability to participate in LTE networks worldwide. We believe that we recognized a gain on the purchase of a business as a result of: a) our existing relationship with NSN which positioned us more strategically with NSN than other potential acquirers; b) access to the liquidity necessary to complete the acquisition; and c) the prevailing economic and market environment.

        Concurrently with the closing of the NSN Acquisition on June 1, 2012, we established a new long term credit facility with Comerica Bank and Export Development Canada. The credit facility is for a total of $40.0 million, of which we have drawn $15.0 million as of August 31, 2012. We have access, subject to ongoing compliance with borrowing covenants, to $20.0 million in additional credit (for total maximum credit of $60.0 million). The credit facility matures on May 31, 2014 and is secured by a first-priority charge on all of the assets of DragonWave and its principal direct and indirect subsidiaries. Borrowing options under the credit facility include USD, Canadian dollar and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and will be amortized over the two year term of the facility.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Below we have provided a summary of the transaction details, including the calculation of the gain on the NSN Acquisition that was recorded in the second quarter of fiscal 2013.

Purchase Price
Cash	12,730
Shares	5,279
Other consideration	1,205
Contingent Receivable	(10,562)

Total Purchase Price	8,652	8,652

VALUE OF ASSETS & LIABILITIES ACQUIRED
Tangible Assets
Inventory	11,378
Lease inducement	2,093
Other Current Assets	2,564
Capital Assets	6,115

Tangible Assets Acquired	22,150	22,150
Intangible Assets
Customer Relationships	1,745
Developed Technology	10,800

Intangible Assets Acquired	12,545	12,545
Tangible Liabilities
Accounts Payable	—
Accrued Liabilities	2,484
Capital Lease Obligation	4,162

Tangible Liabilities Acquired	6,646	(6,646)

Net Value of Assets & Liabilities Acquired		28,049

Difference Between Purchase Price and Value of Assets & Liabilities Acquired		(19,397)

(This is recorded on the Profit & Loss Statement as a gain in Q2 FY2013)

        We recognized a one-time gain of $19.4 million in the three and six months ended August 31, 2012 due to the difference between the cumulative tangible and intangible net assets and the purchase price.

  Status of Integration of the NSN Microwave Transport Business

        Subsequent to the closing of the NSN Acquisition, our focus turned to the many tasks necessary to ensure the fulfillment of product demand through the new NSN OEM sales channel. Chief among the efforts was the implementation of warehousing and logistics services which are located in Venray, Netherlands. The first shipments out of the warehouse began within days of June 1, 2012. Significant effort had been expended prior to June 1st to ensure that our ERP system was set up to handle the flow of

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

information through an Electronic Data Interchange with NSN. The Operations team has also been working closely with contract manufacturers to facilitate the uninterrupted supply of product. To enable the oversight of the payment processes, order processing, invoicing and receipts collection, we have staffed our DragonWave S.à r.l. office in Luxembourg.

        We continue to progress toward the completion of the acquisition of certain Chinese operations associated with the business which we expect to close in the second half of 2012. Approximately 100 employees of NSN based in Shanghai (China) are expected to be transferred over to DragonWave during this time.

        Going forward our focus will be on strengthening the relationship with the NSN sales channel, continuously working on the product flow to minimize lead times for end customers and reduce costs, and structuring our overall business to ensure the most effective utilization of our global resources.

  Cost Containment—Restructuring in Fiscal Year 2013

        As part of our ongoing efforts to integrate the NSN resources with our own, and in an effort to reduce our overall cost base, there have been two cost reduction announcements in the past four months. The first announcement took place on June 4, 2012 and the second on September 10, 2012. These initiatives form a part of our resource alignment, cost containment and efficiency maximization strategies.

  Cost Reductions Already Included in Year to Date FY2013 Results:

        On June 4, 2012 we eliminated 68 positions from our workforce in Ottawa and Israel. We were able to save approximately $1.5 million in quarterly operating expenses as a result of this staff reduction.

  Anticipated Cost Reductions in Future Quarters:

        On September 10, 2012 we eliminated 48 positions in the same regions and from these staff reductions expect quarterly operating expenses to decrease by a further $1.5 million. In the third quarter of the year restructuring charges related to the elimination of these positions are expected to approximate $1.0 million.

        The costs associated with the first announcement were included in the financial results in the first quarter of fiscal 2013. The restructuring costs of the second announcement will be reflected in the third quarter of fiscal 2012. The timing of the recognition of restructuring expenses ties to the quarter in which the restructuring plan is defined and approved.

        Costs associated with the completion of the NSN Acquisition approximated $1.2 million, and we do not foresee these costs recurring in the future.

        Continued efforts to integrate our international workforces will allow us to reduce the use of contracted services including those provided by NSN. These efforts are expected to result in an additional reduction of $1.5 million in expenses in the third quarter of fiscal 2013, and $2.5 million in the fourth quarter of the current fiscal year.

        We will continue to seek additional cost reduction measures as we complete our integration, while prioritizing our product delivery commitments and innovation of our broader product portfolio.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Non-GAAP Performances Measures

        This MD&A contains certain information that is not consistent with financial measures prescribed under GAAP. For example, we use earnings before interest, taxes, depreciation and amortization ("EBITDA") as this measure allows management to evaluate our operational performance and the performance of our assets. EBITDA does not have any meaning prescribed by GAAP, and is not designed to replace other measures of financial performance or the statement of cash flows as an indicator of liquid assets. This measure should not be considered in isolation or as substitutes for other measures of performance calculated according to GAAP. We use this non-GAAP measure because it provides additional information on the existing and active commercial operations performances.

        Adjusted EBITDA corresponds to EBITDA as defined above less elements that we consider outside of the normal activities of our Company. Management believes that this metric is necessary in order to isolate the commercial operations from certain non-cash costs and exceptional events. Consistent improvement in adjusted EBITDA is one of management's primary objectives. These measures are used by us because we believe they provide useful information regarding performance. The definitions of the measures that we adopted may differ from those of other businesses.

Summarized US GAAP Income Statement
Revenue	44,157
Cost of Sales	37,414

Gross Margin	6,743
Operating Expenses	25,009
Other Gains/Losses	17,094

Net Income (loss)	(1,172)
Reconciliation to Non-GAAP Measures
Net Income (loss), under US GAAP	(1,172)
Interest expense	740
Tax expense	—
Depreciation of fixed assets	1,724
Amortization of intangible assets	1,199

EBITDA	2,491
Non-Cash and Normalizing Adjustments:
Stock option expenses	388
Non-cash gain recognized on acquisition	(19,397)
Impairment of intangible assets	1,148
Gain on change in estimate of contingent liabilities	(352)
Accretion expense	30
Inventory provision	2,639
Non-recurring acquisition related costs	1,200

Adjusted EBITDA	(11,853)

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Revenue and Expenses

  Revenue

        We consider that we have one reportable segment, namely, broadband wireless backhaul equipment. This has not changed as a result of the acquisition of NSN's business. The vast majority of our sales come from the shipment of equipment either through direct sales, through sales to distributors, or through OEMs.

        We also analyze our sales according to geographic region and target product development and sales strategies to meet the special requirements of each region. The three main geographic regions that we examine are North America, Europe/Middle East & Africa ("EMEA") and the Rest of the World ("ROW"). At present, we ship to warehouse locations for NSN, and not to end customer sites, and therefore it is difficult to determine with accuracy a geographic split for the revenue related to this new sales channel.

	Three Months Ended		Six Months Ended
	August 31		August 31
Values are expressed in USD millions	2013	2012	2013	2012
North America	8.7	11.5	19.1	20.3
EMEA	2.7	2.0	4.8	3.8
ROW	0.5	0.1	0.9	0.6
New NSN OEM Channel	32.3	0.0	32.3	0.0

Total Sales	44.2	13.6	57.1	24.7

  Cost of Sales and Expenses

        A large component of our cost of sales is the cost of product purchased from outsourced manufacturers. Final test and assembly for the links sold by us is carried on both at our premises and at the premises of our contract manufacturers. Additional costs for logistics and warranty activities are included in cost of sales. We use the services of several outsourced contract manufacturers with locations in India, Germany, Israel, China and Malaysia.

        R&D costs relate mainly to the compensation of our engineering group and the material consumption associated with prototyping activities. It also includes the costs associated with services agreements in place with NSN for teams in Italy and China.

        Selling and marketing expenses include the remuneration of sales staff, travel and trade show activities and customer support services. As well it includes the costs associated with services agreements with NSN.

        General and administrative expenses ("G&A") relate to the remuneration of related personnel, professional fees associated with tax, accounting and legal advice, and insurance costs. A portion of the services agreements are also included in G&A.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Occupancy and information systems costs are related to our leasing costs and communications networks and are accumulated and allocated, based on headcount, to all functional areas in our business. Prior to the three month period ended August 31, 2012, we leased premises from a real estate company controlled by a member of the Board of Directors. On June 12, 2012, following our Annual General Meeting of shareholders, that director ceased to be a member of the Board but our lease continued to remain in effect. Our management believes the terms of the lease reflect fair market terms and payment provisions.

Comparison of the three months and six months ended August 31, 2012 and August 31, 2011

Revenue

Three Months Ended		Six Months Ended
August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
$	$	$	$
44,157	13,627	57,131	24,676

        Revenue for the second quarter of fiscal 2012 increased by $30.5 million compared with the three month period ended August 31, 2011. In the six month period ended August 31, 2012 revenue increased by $32.5 million.

        The following factors contributed to the change in revenue:

	Three Months Ended	Six Months Ended
Variances in USD Millions	August 31, 2012	August 31, 2011
New NSN OEM sales channel	32.3	32.3
Other OEM Sales Channels	2.2	5.5
Increasing strength in the Middle East	0.2	0.6
Warranty & Maintenance Programs & Other	0.6	0.8
Installation in central Europe completed in previous year	(0.5)	(1.4)
North American Multiple System Operator (MSO)	(0.5)	(1.7)
Reduced Sales to a North American based national carrier	(3.8)	(3.6)

Total revenue variance	30.5	32.5

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Gross Profit

	Three Months Ended		Six Months Ended
	August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
	$	$	$	$
Gross Margin	6,743	5,775	10,876	10,419
	15%	42%	19%	42%
Less: inventory Provisions	2,639	104	2,673	161
Gross Margin (excl. inventory provisions)	9,382	5,879	13,549	10,580
	21%	43%	24%	43%

        The lower gross profit percentage in the second quarter of fiscal 2013 compared to the same period in the previous year relates primarily to two factors: the shift in the percentage of sales through OEM channels (which have lower pricing because of the volume opportunity) and the inclusion of a $2.6 million inventory provision in the second quarter of fiscal 2013 against fusion product in Israel which reduced gross margin by 6%. The focus on OEM partnerships and distributors as the chosen path to increase volume will continue to place downward pressure on gross margin. As part of our strategic plan, focus is also being placed on less expensive distribution models and decreasing material costs as volumes increase; both activities are expected to help to improve margin performance.

Expenses:

Research and Development

Three Months Ended		Six Months Ended
August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
$	$	$	$
12,139	6,105	16,538	12,371

        R&D expenses increased by $6.0 million for the three month period ended August 31, 2012 when compared with the same period in the prior fiscal year. When comparing R&D costs in the first six months of the year to the same period in fiscal 2012 expenses increased by $4.2 million.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Changes to R&D Expense in USD Millions:

Significant Factors:	Second Quarter FY2013 vs. Second Quarter FY2012	Year to Date FY2013 vs. Year to Date FY2012
NSN Services (Italy, China & Transfer Services Agreement)	6.7	6.7
Amortization of lease holiday	1.0	1.0
Depreciation costs on acquired assets	0.9	0.9
Subcontractor & external design services costs	(0.1)	(0.4)
Variable Compensation	(0.3)	(0.2)
Material spending, certification costs & Other	(0.5)	(0.7)
Compensation Costs—Staff reductions	(1.8)	(3.2)
Travel & Training costs	0.1	0.1

	6.0	4.2

Sales and Marketing

Three Months Ended		Six Months Ended
August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
$	$	$	$
4,357	3,849	8,015	7,929

        Sales and marketing expenses increased by $0.5 million and $0.1 million in the three and six months ended August 31, 2012 respectively compared to the same periods in the previous fiscal year.

Changes to S&M expense in USD Millions:

Significant Factors:	Second Quarter FY2013 vs. Second Quarter FY2012	Year to Date FY2013 vs. Year to Date FY2012
NSN Services—Italy	0.5	0.5
Variable Compensation	0.5	0.5
Compensation Costs—Staff reductions	(0.5)	(0.6)
Customer Services support Costs	—	(0.3)

	0.5	0.1

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

General and Administrative

Three Months Ended		Six Months Ended
August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
$	$	$	$
8,513	3,717	13,783	7,680

        G&A expenses increased by $4.8 million for the three month period ended August 31, 2012 relative to the same period in the previous fiscal year, and by $6.1 million for the six months ended August 31, 2012 compared to the same six month period in fiscal 2012.

Changes to G&A Expenses in USD Millions

Significant Factors:	Second Quarter FY2013 vs. Second Quarter FY2012	Year to Date FY2013 vs. Year to Date FY2012
NSN Services (Italy and TSA)	1.8	1.8
Post closing acquisition—specific related cost	1.2	1.2
Operations team costs not in COGS (change in focus from previous year)	0.8	1.3
Travel & Training (operations team training related)	0.5	0.5
Variable Compensation	0.4	0.4
Other professional services costs	0.1	0.5
Compensation Costs—additional staff related to acquisition		0.4

	4.8	6.1

Government Assistance

Three Months Ended		Six Months Ended
August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
$	$	$	$
0	(287)	0	(637)

        The credit in both the three and six months ended August 31, 2011 reflects research and development funding received through the Office of the Chief Scientist ("OCS") of the Ministry of Industry and Trade in Israel. In connection with this funding, we will be required to pay royalties at the rate of 3%—3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. There was no funding in fiscal 2013.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Amortization of Intangible Assets

	Three Months Ended		Six Months Ended
	August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
	$	$	$	$
Amortization of Axerra Technology & Customer Relationships	170	425	451	850
Amortization of NSN (Technology, Customer Relationships & Favourable AR terms)	739		738	—
Amortization of computer software & infrastructure software	290	197	552	359

	1,199	622	1,741	1,209

        The amounts in the table above reflect both the amortization of the intangible assets acquired with the acquisition of Axerra and NSN and the amortization of computer and infrastructure systems software. The reduction in the value of the Axerra related intangible assets occurred in both fiscal year 2012 and the current fiscal year and as a result the amortization expense for the quarter was lower than it was in the previous fiscal year.

Accretion (Expense)

Three Months Ended		Six Months Ended
August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
$	$	$	$
(30)	(276)	(52)	(552)

        The accretion expense in the quarter relates primarily to the accretion of the OCS liability. As we have re-valued and reduced the estimated liability the accretion expense has decreased. The value of the OCS liability has been reduced to zero at August 31, 2012.

Restructuring Expense

Three Months Ended		Six Months Ended
August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
$	$	$	$
0	0	(798)	0

        The restructuring costs included in the six months ended August 31, 2012 reflect the expenses associated with the elimination of approximately 68 positions from our workforce in Ottawa and Israel; an

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

initiative announced on June 4, 2012. The costs associated with the September 10, 2012 announcement of additional workforce reductions will be reflected in the third quarter ending November 30, 2012.

Interest Expense & Investment Gain

Three Months Ended		Six Months Ended
August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
$	$	$	$
(740)	127	(711)	211

        On June 4, 2012 in concert with the NSN Acquisition, we borrowed $35 million against the credit facility with Comerica Bank and Export Development Canada. In August, 2012 we repaid $20.0 million of this line and as of the date of this MD&A have $15.0 million outstanding. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3-4% above the applicable base rates. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. During the three months ended August 31, 2012 the weighted average debt outstanding was $34.0 million, and we accrued $0.6 million in interest expense related to the debt facility. The remaining interest relates to the amortization of the capitalized fees related to the debt which we capitalized.

Impairment of Intangible Assets & Gain on Change in Estimated Liabilities

Three Months Ended		Six Months Ended
August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
$	$	$	$
(1,148)	(8,315)	(4,017)	(8,315)
352	13,161	1,542	13,161

        The amounts identified in the table above relate to the acquisition of Axerra.

        During the three and six months ended August 31, 2012, we performed analyses of our intangible assets in order to determine whether the carrying value of those assets exceeded the estimated future cash flows expected to result from the use or disposition of those assets. Based upon these analyses, we determined that the carrying value of our Customer Relationship and Developed Technology intangible assets were in excess of the relative estimated future cash flows expected to result from their use or disposition. In each case where the fair value of the asset was less than the carrying value, we wrote the asset down to its fair value and recorded a corresponding impairment charge. As a result, we have recorded impairment charges on intangible assets of $1.1 million and $4.0 million during the three and six months ended August 31, 2012 (three and six months ended August 31, 2011—$8.3 million).

        We also adjusted to zero the contingent royalty liability based on a change in estimate during the three months ended August 31, 2012. A corresponding gain of $0.4 million and $1.5 million was made to recognize the change in estimate in the consolidated statement of operations and comprehensive income (loss) in the three and six months ended August 31, 2012 respectively. In the previous fiscal year in the

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

three and six months ended August 31, 2011 we wrote down the contingent royalty by $1.9 million and the contingent consideration by $11.3 million.

Foreign Exchange Gain (Loss)

Three Months Ended		Six Months Ended
August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
$	$	$	$
462	(36)	(541)	84

        The foreign exchange balance is driven by the valuation of our foreign contracts, and the translation of our foreign currency denominated monetary balances at the balance sheet date. We currently utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. Our foreign exchange forward contracts mature at various dates through November 2012. The committed value expressed in USD is $13.5 million and while the fair value as at August 31, 2012 of the contracts is $13.8 million. During the three months ended August 31, 2012, we recorded approximately $0.3 million of gains related to its foreign exchange forward contracts. Our foreign exchange forward contracts are over-the-counter instruments. There is an active market for this instrument and, therefore, it is classified as Level 1 in the fair value hierarchy.

Income Taxes Expense (Recovery)

Three Months Ended		Six Months Ended
August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
$	$	$	$
0	(1,310)	(572)	(1,301)

        The year-over-year change in income tax expense relates primarily to the write down of the deferred tax differences associated with the impairment of certain Axerra related balance sheet items.

`

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts otherwise indicated

Liquidity and Capital Resources:

        The following tables sets out some of the key balance sheet metrics:

	As at May 31, 2012	As at February 29, 2012
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	43,586	52,798
Restricted cash	393	177
Working Capital	75,293	79,739
Long Term Assets	37,816	24,683
Long Term Liabilities	17,080	2,355
Working Capital Ratio	2.5 : 1	6.1 : 1
Days Sales Outstanding in accounts receivable	46 days	107 days
Inventory Turnover	3.4 times	0.2 times

  Cash and Cash Equivalents, Restricted Cash and Short Term Investments

        As at August 31, 2012, we had $44.0 million in cash and restricted cash, (collectively "Cash") representing a $9.0 million decrease from the Cash balance at February 29, 2012 and a $1.3 million increase from May 31, 2012.

Explanation of Change in Cash between May 31, 2012 and August 31, 2012	USD Millions
Debt Facility	15.0
Acquisition of business	(12.7)

2.3
Impact from business activities	(13.2)
Changes in Working Capital:
Accounts receivables	(18.8)
Accounts payable	30.1
Other	2.0
Long-term asset acquisition	(1.1)

Increase in cash	1.3

  Sources and Uses of Cash:

        Financing activities had the most significant impact on the cash balance in the quarter with the debt facility adding $15.0 million to the bank balance at August 31, 2012 and the cash paid for the NSN Acquisition reducing the cash balance by $12.7 million.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts otherwise indicated

        The operating losses (driven by operating expense levels for an organization which was sized to support a larger revenue stream) are the key factor in the change in Cash. With restructuring initiatives taken in the past six months this usage is expected to decline.

        Although accounts receivable increased between May 31, 2012 and August 31, 2012 it was the result of the significant jump in revenues and not in the number of days it takes to collect. Accounts payable grew at a faster rate than receivables which has been positive for Cash. Inventory growth was tightly controlled and minimized.

        Investment in capital assets and software was $1.1 million in the three months ended August 31, 2012.

Working Capital

Changes in working capital	February 28, 2012 to August 31, 2012
Beginning working capital balance	79,739
Cash and cash equivalents, restricted cash, and short term investments	(8,996)
Trade receivables	22,478
Inventory	4,073
Other current assets	5,139
Contingent receivable	8,041
Future income tax asset	110
Accounts payable and accrued liabilities	(33,123)
Deferred revenue	(454)
Capital lease obligation	(3,970)
Contingent royalty	372
Contingent consideration	1,884

Net change in working capital	(4,446)

Ending working capital balance	75,293

  Trade Receivables:

        The trade receivables balance increased by $22.5 million between February 29, 2012 and August 31, 2012 (February 29, 2012—$9.8 million; August 31, 2012—$32.3 million). The days sales outstanding in accounts receivable changed, decreasing from 107 days at February 29, 2012 to 46 days at August 31, 2012. Sales in the second quarter of fiscal 2012 were higher than they were in the three month period ended February 29, 2012 which resulted in the higher accounts receivable balance. The days sales outstanding dropped as a result of the fact that a significant portion of the accounts receivable balance resides with a single customer with favourable credit terms.

        As discussed in the revenue section above, the NSN sales channel (including the new business generated following the acquisition and sales of Horizon and Quantum to NSN) accounted for 76% of total sales in the second quarter and 59% of sales for the six months ended August 31, 2012.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts otherwise indicated

  Inventory:

        The inventory balance increased by $4.1 million between February 29, 2012 and August 31, 2012.

Explanation of Changes to Inventory	USD Millions
Opening Inventory Balance at March 1, 2012	27.0
Purchase of inventory through NSN Acquisition	11.4
Shipments of Flexipacket/Harmony product net of purchases	(2.5)
Shipments of Quantum, Horizon platforms and Airpair net of purchases	(1.5)
Changes in Provisions (including for Fusion products)	(2.7)
Other	(0.7)

Ending Inventory Balance at August 31, 2012	31.1

  Accounts Payable and Accrued Liabilities:

        The accounts payable and accrued liabilities balance increased from $12.7 million at February 29, 2012 to $45.8 million at August 31, 2012. The increase relates to the increased production levels following the NSN Acquisition.

Goodwill Impairment Testing

        The goodwill impairment test is a three-step process which requires that we make assumptions regarding fair value. The first step in the impairment test is to assess qualitative factors to determine whether it is necessary to perform a two-step goodwill impairment test. Because we impaired some intangible assets with finite lives, we believe there were qualitative factors in-place that would suggest that the two-step goodwill impairment test would need to be performed. The second step consisted of calculating the fair value of our aggregated reporting unit. We used both a market-based approach and an estimate of discounted future cash flows.

        In applying the market-based approach we calculated its market capitalization using values from a reasonable time period around the date of the impairment test. We applied a control premium that was identified using recent comparable transactions.

        In applying the discounted cash flow methodology, we rely on a number of factors, including future business plans, actual and forecasted operating results, and market data. The significant assumptions employed under this method include discount rates; revenue growth rates, including assumed terminal growth rates; and operating margins used to project future cash flows for a reporting unit. The discount rates utilized reflect market-based estimates of capital costs and discount rates adjusted for management's assessment of a market participant's view with respect to other risks associated with the projected cash flows of the individual reporting unit. Our estimates are based upon assumptions we believe to be reasonable, but which by nature are uncertain and unpredictable.

        Our annual goodwill impairment analysis for fiscal 2013 did not result in any impairment loss.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts otherwise indicated

Liquidity and Capital Resource Requirements

        Based on our recent performance and current revenue expectations, our management believes cash resources will be available to satisfy working capital needs for at least the next 12 months.

Commitments as at August 31, 2012

        Future minimum operating lease payments as at August 31, 2012 per fiscal year are as follows:

USD Millions
2013	0.9
2014	1.8
2015	1.7
2016	1.4
Thereafter	1.0

6.8

        In the normal course of our business activities, we are subject to claims and legal actions. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

Royalty Commitments

        Under the research and development agreements of Axerra, we did not receive or accrue any participation payments from OCS of the Ministry of Industry and Trade in Israel in the three months ended August 31, 2012 (three months ended August 31, 2011—$0.3 million). We are required to pay royalties at the rate of 3%-3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

        During the three months ended August 31, 2012 we adjusted the contingent royalty liability based on a change in estimate. A corresponding gain of $0.4 million and $1.5 million in the three and six months ended August 31, 2012 respectively was made to recognize the change in estimate in the consolidated statement of operations and comprehensive income (loss). The consolidated statement of operations and comprehensive income (loss) in the prior fiscal year was adjusted for a write down of the contingent liability by $1.9 million and for the contingent consideration by $11.3 million. The fair value represents the discounted, most probable obligation.

Outstanding Share Data

        Our common shares are listed on the Toronto Stock Exchange under the symbol DWI and on the NASDAQ under the symbol DRWI.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts otherwise indicated

Common Shares
Balance at February 29, 2012	35,586,206

Settlement of Contingent Consideration	400,983
Other	13,878

Balance at May 31, 2012	36,001,067

Exercise of Stock Options	16,444
Issued in connection with Business Acquisition	2,000,978
Other	6,816

Balance at August 31, 2012	38,025,305

        The following is a summary of stock option activity:

	Options	Weighted Average Price (CAD)
Options outstanding at February 28, 2012	2,396,079	$5.90

Granted	12,000	$3.93
Exercised	—	$—
Forfeited	(148,816)	$7.23
Options outstanding at May 31, 2012	2,259,263	$5.80

Granted	555,000	$2.94
Exercised	(16,444)	$2.43
Forfeited	(129,535)	$6.90

Options outstanding at August 31, 2012	2,668,284	$5.17

        As at August 31, 2012, there were 38,025,305 common shares issued and outstanding and, there were 2,268,284 options outstanding under the stock option plan. As of October 10, 2012 there were 30,030,421 common shares issued and outstanding and there were 2,663,164 options outstanding under the stock option plan.

Restricted Shares & Employee Share Purchase Plan

        We launched an Employee Share Purchase Plan ("ESPP") on October 20, 2008. The ESPP includes provisions to allow employees to purchase common shares. We match the employees' contributions at a rate of 25%. During the three and six months ended August 31, 2012 a total of 7,661 and 18,765 common shares respectively were purchased by employees at fair market value, while we issued 1,910 and 4,684 common shares respectively as its matching contribution. The shares contributed by us will vest 12 months after issuance.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The fair value of the unearned ESPP shares as at August 31, 2012 was $39 thousand (February 29, 2012—$48 thousand). The number of shares held for release, and still restricted under the ESPP at August 31, 2012 was 10,606 (February 29, 2012—10,085).

Off-Balance Sheet Arrangements:

(Actual Dollars)

City	Country	Lessor	Lease Expiry	Cost per Month
Paris	France	Multiburo	Month to Month	$4,000
Redditch	England	BNP Paribas	April, 2013	$8,000
Roswell, Georgia	United States	A-COLONIAL 100/200 OWNER, LLC	March, 2014	$9,000
Luxembourg City	Luxembourg	FPS Offïce Center S.à r.1	Month to Month	$1,500
Singapore	Singapore	APBC Pte Ltd	September, 2012	$4,700
Ottawa (Warehouse & Operations at Terry Fox Drive + Office Space at 411 Legget Drive)	Canada	Kanata Research Park	November, 2016	$125,000
Tel Aviv	Israel		December, 2015	$37,000

        The leases are arranged at market pricing levels in all jurisdictions and the lease periods listed above represent a commitment for the time period indicated. We are actively seeking sub-lease arrangements in a number of locations as part of our efforts to reduce cost, however, we may not be able to sub-lease and as a result the monthly lease commitments may represent an obligation for the time periods noted above.

        We use an outsourced manufacturing model whereby most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. In some cases when a product has been purchased by a contract manufacturer but not pulled on for a build for an amount of time, we provide a deposit against that inventory, but do not take ownership of it.

        Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders in place for raw materials and manufactured products with these contract manufacturers as well. All of this material is considered to be part of the normal production process and is expected to be fully used based on current forecasts and projections. As mentioned previously, we would be responsible for the cost of the material approved to be purchased on our behalf by our contract manufacturers should those forecasts or projections change.

Financial Instruments

        Financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, available-for-sale, loans and receivables, or other financial liabilities.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Fair Value

        The following table summarizes the carrying values of our financial instruments:

	August 31, 2012	February 29, 2012
Held-for-trading(1)	44,246	52,975
Loans and receivables(2)	45,034	10,214
Other financial liabilities(3)	59,343	11,655

(1)
Includes cash, cash equivalents, restricted cash, forward contracts and short term investments

(2)
Includes trade receivables, contingent receivables and other receivables which are financial in nature

(3)
Includes accounts payable and accrued liabilities which are financial in nature

        Cash and cash equivalents, restricted cash, short term investments, trade receivables, other receivables, accounts payable and accrued liabilities are short term financial instruments whose fair value approximates the carrying amount given that they will mature shortly. As at the consolidated balance sheet dates, there are no significant differences between the carrying values of these items and their estimated fair values. All financial instruments have been measured using Level 1 inputs.

Interest rate risk

        We are exposed to interest rate risk primarily through the debt facility with Comerica. The average outstanding debt in the second quarter of fiscal 2012 was $34.3 million. Interest rates on this debt vary with market rate fluctuations. The loans bear an interest in the range of 3% to 4% above the applicable base rates. Interest expense of $0.7 million was recognized in the second quarter of fiscal 2012, and because the first quarter had a very limited interest expense level (the debt was only exercised in June) the year to date interest expense was also $0.7 million.

Credit risk

        In addition to trade receivables and other receivables, we are exposed to credit risk on our cash and cash equivalents, restricted cash, and short term investments in the event that its counterparties do not meet their obligations. We do not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. We minimize credit risk on cash and cash equivalents and short term investments by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, we utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. Our foreign exchange forward contracts mature at various dates through November 2012 and have an aggregate

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

fair value of $13.8 million. During the three months ended August 31, 2012, we recorded approximately $0.3 million of gains related to its foreign exchange forward contracts. Our foreign exchange forward contracts are over-the-counter instruments. There is an active market for this instrument and, therefore, it is classified as Level 1 in the fair value hierarchy. All foreign currency gains and losses related to forward contracts are included in Foreign exchange gain (loss) in the Consolidated Statements of Operations.

        As of August 31, 2012, if the USD had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on our foreign denominated financial instruments would have resulted in a decrease in after-tax net income of $39 thousand for the three and six months ended August 31, 2012 (three and six months ended August 31, 2011—$91 thousand), with an equal and opposite effect if the USD had depreciated 1% against all foreign currencies at August 31, 2012.

Transactions with Related Parties

        Prior to the three month period ended August 31, 2012, we leased premises from a real estate company controlled by a member of the Board of Directors. On June 12, 2012, following our Annual General Meeting of shareholders, that director ceased to be a member of the Board.

Controls and Procedures

        At the end of the period covered by this MD&A (such period being the three months ended August 31, 2012), an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at August 31, 2012 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer, our CEO, and principal financial officer, our CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of August 31, 2012.

        Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements filed on SEDAR, has also audited the effectiveness of our internal control over financial reporting as of February 29, 2012, as stated in their report which is included in the annual audited financial statements.

  Changes in Internal Control over Financial Reporting

        During the period covered by this MD&A, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. All transactions related to the NSN Acquisition have been recorded on our ERP system. Accounting and finance functions remain centralized at our head office with a small accounting team in Luxembourg, using our ERP system, and following our internal control framework assisting with receivables, invoicing and payments.

Critical Accounting Policies and Estimates

Inventory

        Inventory is valued at the lower of cost and net realizable value ("NRV"). The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

        We derive revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met.

        Our business agreements may also contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

the deliverables in the arrangement based on the aforementioned selling price hierarchy. We have determined the selling price for the undelivered items using VSOE and the delivered items using ESP.

        We generate revenue through direct sales and sales to distributors. We defer the recognition of a portion of sales to distributors based estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns; stock rotations and other known factors. During the current fiscal year we determined that there was sufficient history to base its estimates on and adapted our policy accordingly.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty costs are calculated on a percentage of revenue per month based on current actual warranty costs and return experience.

        Shipping and handling costs borne by us are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        We generate revenue through royalty agreements as a result of the use of its Intellectual Property. Royalty revenue is recognized as it is earned.

  Advanced Replacement and Extended Warranty

        Advanced replacement and extended warranty contracts are services offered by us to our customers as an option to purchase either at the time the goods are shipped or at any time after shipment takes place. Many customers wait to purchase extended warranty coverage until their standard warranty period ends.

        Advanced replacement is a service we sell which provides to customers the benefit of having a replacement radio or modem shipped to them when a unit they own has been confirmed by us to be malfunctioning. When the customer receives the replacement radio or modem, they ship the malfunctioning unit back to us. We repair and keep the returned unit.

        Standard warranty for customers generally varies between twelve and thirty-six months. Our extended warranty programs enable customers to continue to have repairs and customer support guidance beyond the standard warranty period.

  Training

        We earn a minimal portion of our total revenue from the sale of training services primarily to installation companies. Only in rare circumstances do we provide or sub-contract installation services (see below), as the customers to whom we sell microwave equipment outsource the installation to specialized companies. As a result, installation training revenue is generally not sold as a bundled service because it is sold to a different customer base. Further, any training that is provided is not essential to the

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

functionality of our product offerings, and is thus considered an insignificant deliverable to the overall arrangement and not considered a separate unit of accounting.

  Installation

        We do not offer installation services. Periodically, a customer may request that we arrange for the installation of the equipment through a fourth party service provider as a condition of the sale. In this case, a separate services agreement is created between us and the end-user of our equipment, and we sub-contract the installation to a qualified installer. Evidence that the revenue associated with the installation service represents the fair value of the offering is provided by the sub-contracted value of the installation.

        The revenue recognition concepts highlighted above have not changed as a result of the NSN Acquisition. Shipping terms through the NSN OEM sales channel follow the Incoterms used by our other customers and do not include acceptance criteria.

Research and development

        Our research costs are expensed as incurred. Our development costs other than property and equipment are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. We provide a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the assets will not be realized.

        We determine whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is effectively established. We recognize accrued interest and penalties on unrecognized tax benefits as interest expense.

        Management periodically reviews our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When management performs its quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on our financial position and results of operations.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

ACCOUNTING POLICIES ADOPTED IN THE CURRENT FISCAL YEAR

Presentation of comprehensive income

        We adopted Accounting Standard Update ("ASU") 2011-05, which revised the manner in which entities present comprehensive income in their financial statements. The new guidance removed the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income.

Fair value measurements

        We adopted ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS", which amended Accounting Standards Codification 820, Fair Value Measurements. ASU 2011-04 eliminates certain differences that existed between U.S. and international fair value accounting concepts, and also clarifies existing guidance under GAAP. Additionally, among other disclosures, this ASU requires certain new quantitative and qualitative disclosures regarding unobservable fair value measurements. The adoption did not have an impact on our consolidated financial statements.

FUTURE ACCOUNTING CHANGES

Disclosures about Offsetting Assets and Liabilities

        In December 2011, the Financial Accounting Standards Board issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities", which creates new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. Generally Accepted Accounting Principles more comparable to those prepared under International Financial Reporting Standards. We are evaluating the impact of ASU 2011-11 on our Consolidated Financial Statements.

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  Exhibit 99.3